United States securities and exchange commission logo





                            April 6, 2021

       Nikolaos Vlahos
       Chief Executive Officer
       Honest Company, Inc.
       12130 Millennium Drive, #500
       Los Angeles, CA 90094

                                                        Re: Honest Company,
Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 16,
2021
                                                            CIK No. 0001530979

       Dear Mr. Vlahos:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement Submitted March 16, 2021

       Prospectus Summary
       Overview: The Honest Difference, page 1

   1. We note your response to our prior comment 6, including that "[t]he carbon offsets, which is an immaterial dollar
amount, have been purchased on behalf of the Company, at no cost to the Company." Please
confirm whether you have analyzed this transaction under Item
                                                        404(a) of Regulation
S-K and, if appropriate, please update your disclosure as necessary.
 Nikolaos Vlahos
FirstName   LastNameNikolaos Vlahos
Honest Company,    Inc.
Comapany
April       NameHonest Company, Inc.
       6, 2021
April 26, 2021 Page 2
Page
FirstName LastName
Our Strengths
Mission-Driven Brand Inspiring Deep Consumer Affinity Across Categories, page 4

2. We note your response to our prior comment 10. Please amend your disclosure to include the number of competitor brands included in each survey and revise the chart on pages 4 and 94 to include legible footnotes.
Business
Overview: The Honest Difference, page 91

3. We note your response to our prior comment 2, but believe that your disclosure continues to suggest that you have disrupted multiple consumer product categories. Please revise to remove this implication. To the extent that you continue to discuss disruption, please make clear that this is a strategy.
Continued Execution of Omnichannel Strategy..., page 95

4. We note your revisions in response to our prior comment 15. Please clarify what it means that you have approximately 40% ACV, including the particular market or geography you are using to calculate ACV and the relevant time period for the calculation, and whether the 40% ACV applies to each of the Diapers and Wipes and Skin and Personal Care categories. Please also tell us why you believe that enhancing distribution with existing retailers, winning shelf space and increasing the number of products you sell at each retailer will increase ACV, as it appears that ACV will only increase if you expand to sell in new retail locations, as a retail location is counted as having sold the product if at least one unit of your product was scanned for sale within the relative time period. Please also clarify whether the reference to "average basket size" in your statement comparing an
         Honest consumer and a Target consumer is referencing the overall dollar value of the consumer transaction. Please also tell us why you believe this is a useful comparison given that an Honest consumer would buy only Honest products whereas a Target consumer could purchase numerous different types of products from different brands.
Our Products, page 100

5. We note your response to our prior comment 16 and we reissue it. We note your claim that the materials in your diapers "differentiate them from over 90% of diapers produced by competitors in the marketplace, by volume." Please revise your disclosure to provide additional support for this statement, including whether this claim is based on one of the materials used in your diapers, multiple materials, or all the materials. Please also revise your disclosure to include how you define competitors in this context and how many competitors this includes.
 Nikolaos Vlahos
FirstName   LastNameNikolaos Vlahos
Honest Company,    Inc.
Comapany
April       NameHonest Company, Inc.
       6, 2021
April 36, 2021 Page 3
Page
FirstName LastName
Index to Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Segment Reporting and Geographic Information , page F-7

6. We note your response to our prior comment 19 that the CODM does not regularly review the operating results of product categories to assess performance and make resource
         allocations. However, we note your statement on page 72 that    [w]e
narrowed our focus
         while investing in sought-after, higher-margin categories where we have differentiated
         positioning, such as Skin and Personal Care.    Based on this
statement, it appears that not
         only are products results reviewed and assessed for performance, but that resource allocation decisions are made at the product category level. We further note on page 75
         that    [o]ur category mix is a driver of our financial performance
given each category   s
         different margin profile. Even though our growth strategy aims to boost sales across all categories we intend to continue to prioritize our investments in Skin and Personal Care.
         Based on this statement, it appears that you intend to continue to review and assess results of product categories and make resource allocation decisions at the product category level. Accordingly, please explain to us in further detail why you believe the CODM does not regularly review the operating results of these product categories to assess performance and make resource allocations.
Note 3. Revenues, page F-20

7. We note your response to our prior comment 22 that you have not recognized any royalty revenue for the years ended December 31, 2019 and 2020 from your 2019 licensing agreement with Butterblu. We also note from your website, which links to the
         honestbabyclothing.com website, that there is a large selection of products available for sale. Accordingly, please explain to us why no amounts have been earned or recognized.
        You may contact Aamira Chaudhry at (202) 551-3389 or Theresa Brillant at (202) 551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Nicole Brookshire